MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED APRIL 30, 2025 PREPARED AS OF JUNE 24, 2025

NOTICE TO READER

The Management's Discussion and Analysis ("MD&A") report for Micromem Technologies Inc. for the three months ending April 30, 2025, as attached, is dated as of June 24, 2025, consistent with the date of the Independent Registered Public Accounting Firm report and with the original 52-109 CEO and CFO certification filings related thereto.

/s/ Dan Amadori	/s/ Joseph Fuda
Dan Amadori, CFO	Joseph Fuda, CEO
June 24, 2025	June 24, 2025

MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED APRIL 30, 2025 PREPARED AS OF JUNE 24, 2025

INTRODUCTION

The following sets out the Management's Discussion and Analysis ("MD&A") of the financial position and result of operations for the three months ending April 30, 2025, of Micromem Technologies Inc. (the "Company", "Micromem", or "we"). The MD&A should be read in conjunction with the Company's audited consolidated financial statements and accompanying notes for the fiscal years ending October 31, 2024, and 2023 which are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. Additional information regarding the Company is available on the SEDAR website at www.sedar.com.

The Company's shares are traded on the OTCQB under the symbol MMTIF and on the Canadian Securities Exchange ("CSE") under the symbol MRM. In November 2007, the Company incorporated Micromem Applied Sensor Technologies Inc. ("MAST") for the purpose of moving forward with the planned commercialization of its technology.  Micromem has several wholly-owned subsidiaries, all of which have been inactive since 2018 or earlier.

Certain information provided by the Company in this MD&A and in other documents publicly filed throughout the year that are not recitation of historical facts may constitute forward-looking statements. The words "may", "would", "could", "will", "likely", "estimate", "believe", "expect", "forecast" and similar expressions are intended to identify forward-looking statements.

Readers are cautioned that such statements are only predictions, and the actual events or results may differ materially. In evaluating such forward-looking statements, readers should specifically consider the various factors that could cause actual events or results to differ materially from those indicated by such forward-looking statements.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements and forward-looking information within the meaning of applicable Canadian securities legislation ("forward looking statements"). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, potentials, future events or performance (often, but not always, using words or phrases such as "believes", "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", or "intends" or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken or achieved) are not statements of historical fact, but are "forward-looking statements". Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or developments in the Company's business or in its industry, to differ materially from the anticipated results, performance, achievements, or developments expressed or implied by such forward-looking statements. Forward-looking statements include disclosure regarding possible events, conditions or results of operations that are based on assumptions about future conditions, courses of action and consequences. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions, or circumstances. The Company cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, the successful commercialization of our technology, comments about potential future revenues, joint development agreements and expectations of signed contracts with customers, etc. A number of inherent risks, uncertainties and factors affect the operations, performance and results of the Company and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks and uncertainties include the risk of not securing required capital in future, the risks of not successfully concluding agreements with potential partners on a timely basis and the risks associated with commercializing and bringing to market our technology. These risks are affected by certain factors that are beyond the Company's control: the existence of present and possible future government regulation, competition that exists in the Company's business, uncertainty of revenues, markets and profitability, as well as those other factors discussed in this MD&A report. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements and reference should also be made to the Company's Annual Information Form (prepared and filed in the form of a Form 20-F Annual Report pursuant to The Securities Exchange Act of 1934) for a description of risk factors.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities law.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED APRIL 30, 2025 PREPARED AS OF JUNE 24, 2025

TABLE OF CONTENTS:

MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED APRIL 30, 2025 PREPARED AS OF JUNE 24, 2025

1. OVERVIEW

Micromem recently entered a new collaboration with the University of Toronto ("UofT"), Defence Research and Development Canada ("DRDC") and the Natural Sciences and Engineering Research Council of Canada ("NSERC"). The primary objectives and goals of this collaboration ("the Project") are to develop cutting-edge technology for military and industrial applications, specifically in the field of state-of-the-art biochemical sensors ("the Technology"). This program was initiated in 2023 at the University of Toronto and has, to date, made significant strides in advancing the Technology. NSERC is providing a portion of the funding for the Project.

Management now meets regularly with UofT to monitor progress.  The research work at UofT continues on schedule.

The Company has previously completed a successful interwell tracer program with Chevron, utilizing a technology application for interwell tracing in operating oil wells.  The technology was developed in conjunction with a Silicon Valley-based design and engineering group who developed the technology which is, hereinafter, referred to as ARTRA.  The testing of a prototype analyzer was completed in Lost Hills, California with Chevron in 2019-2020.  The Company and Chevron committed approximately $5 million to this initiative.  We met most recently with Chevron personnel in September 2024 in their Houston offices.  Chevron requested a "white paper" report on tracer technologies. Micromem engaged the research team at the University of Toronto in December 2024 to prepare this white paper report and the Company has recently submitted this report to Chevron.

Our discussions with Chevron continue.  We have now introduced Chevron to our research partners at UofT.

Micromem will have an exclusive worldwide license to the intellectual property and any patents created through the Project, which is expected to have application for both military and commercial use. Notable progress to date includes the development of artificial intelligence and machine learning capabilities.

Micromem continues to pursue business opportunities in Romania.  It has been engaged in discussions with Romgaz, the state-controlled gas company in Romania for the past 21 months.  Under the Romgaz umbrella, the Company has also been pursuing discussions to complete multiple projects with Petrom, the state-controlled oil company and with Transelectrica, the major public utility and interconnection company in Romania. Our ongoing discussions are with the University of Ploiesti who conducts all of the research and development efforts for oil and gas technology applications on behalf of the national energy companies in Romania.

The Company continues to raise capital for its ongoing operations; working capital continues to be constrained.  The Company's financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS").  Under IFRS Micromem reports our complex financial instruments (convertible debentures) with quarterly remeasurement of the debentures and the related derivative liabilities.  The result in such quarterly remeasurements is that the Company reports significant non-cash expenses in each quarter which have a material impact on our financial statement presentation.  This matter is more fully addressed in the body of this MD&A report.

Our litigation with Steve Van Fleet, a former officer of the Company, was resolved in our favour in 2021. The Company has been receiving monthly payments from Mr. Van Fleet as part of the settlement agreement that was struck; these monthly payments are scheduled to continue through September, 2027.

The Company has 4 personnel managing the Company's operations including Joseph Fuda, our President & CEO and Dan Amadori, our Chief Financial Officer, both of whom are our named executives.

The Company held its Annual General Meeting of Shareholders on Monday, April 22, 2024 for the fiscal years through October 31, 2023.  At the meeting, the incumbent directors - Joseph Fuda, Alex Dey and Oliver Nepomuceno were reelected to our Board of Directors.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE FISCAL THREE MONTHS ENDED APRIL 30, 2025 PREPARED AS OF JUNE 24, 2025

2. BUSINESS DEVELOPMENTS  IN QUARTER ENDING APRIL 30, 2025:

University of Toronto and Department of National Defence:

The Company entered a Research Collaboration Agreement (the "Agreement") with the University of Toronto (UofT) and Department of National Defence (DND).  The Agreement is for the project, "Development of a Nanowire Field Effect Transistor Biochemical Sensor" (the "Project") led by Professor Ruda of the UofT.  The Project is aimed at the development of sensors for dual civilian and military use with the objective of developing miniaturized (portable), low-cost, efficient, and selective sensors based on InAs nanowires that can be deployed on both aqueous and gas-based platforms for a wide variety of analytes.  Upon completion of this Project, Micromem will have the means to construct their own measurement systems for the portable uses, including civilian applications such as detection of volatile organic carbons (VOCs). The Project is being funded by the Natural Sciences and Engineering Council of Canada ("NSERC") and Micromem.

We initially anticipated that we would realize licencing revenues in Q2-Q3 2025.  To that end the Company is engaged in discussions with other parties; however, we have not yet secured any licencing agreements.

Chevron:

We met most recently with Chevron in their Houston offices in September 2024.  Chevron continues to support our initiatives as we advance our project development efforts and requested a "white paper" report on the current state of tracer technology for measurement of multiple attributes in operating oil and gas wells. Micromem engaged in discussions with a Houston-based oil recovery company and with the research team at the University of Toronto.

The Company submitted the white paper report to Chevron titled "Sensors for Water Contamination Monitoring in Oil Wells and Flood Zones". The report was authored by Professor Harry E. Ruda of the University of Toronto, a distinguished academic in nanotechnology and materials science. The White Paper provides an overview of the existing technologies for measuring contamination in water and the surrounding atmosphere, particularly in flood zones. It explores solutions to address wastewater contamination, ultimately aiming to promote environmental remediation as well as discussing a range of sensor technologies that enable real-time monitoring of pollutants in both water and air, highlighting their potential value for commercial and municipal water management.  Our discussions with Chevron continue.

Romgaz:

As previously reported, a senior team of technical advisors has been enlisted by Romgaz to assist in the execution of our go forward workplan.  This development team includes representation from the University of Oil and Gas of Ploiesti in Romania ("the University").  This team is directed by Professor Dan Ioan Gheorghui, PhD. who serves as the President of the Romanian chapter of the World Energy Council.  The team also includes Professor Alin Dinita, PhD. who serves as the Head of Development Strategies and the Faculty of Mechanical and Electrical Engineering at the University of Ploiesti and Professor Alin Dinita, PhD. who serves as Pro-Dean of the Faculty of Electrical Engineering.  Micromem maintains a dialogue with these technical advisors enlisted by Romgaz in anticipation of moving forward with our go forward work plan.

The work plan developed more slowly than originally anticipated during 2024. The Company did receive a purchase order for the first two of the ARTRA units.  The first of these units has been built by our engineering subcontractor, Entanglement Technologies, and delivered to Toronto where it is currently held for shipment to Romania.  Micromem has received an initial payment of 50% of the total purchase price from Romgaz for the first unit and expects the balance of payment in the second quarter of 2025.

Micromem is now evaluating hardware enhancements for the initial unit received to make this unit fully functional for oil and gas well in field measurements. The Company continues to pursue the automated sampler system application with Chevron and with other industry participants including the lead engineer involved in the original sampler design and patent application. It is intended that the automated sampler will be integrated with the ARTRA unit for field installation on a natural gas well, advancing the development of the second configuration of the Unit as a well-mounted and fully automated unit, tailored specifically for gas wells.

Once the initial unit is sent to the University, it will be assessed and tested, and the Company expects the unit will be certified. Pending such certification, Micromem anticipates that it will receive additional orders for up to 20 more units for infield testing by Romgaz.

Micromem's goal is to complete this phase of development and product sales to Romgaz in the 2025 fiscal year.  If we are successful in doing so, we would thereafter partner with Romgaz in the full commercial rollout of this technology on a broader scale in Romania where the national energy companies operate an estimated 3,800 gas wells and 1,200 oil wells.

We have previously referenced the opportunities to work with the national energy companies in Romania to:

i. develop enhanced software analytics for gas and oil well operators, and,

ii. develop powerline monitoring solutions for the transmission and interconnection hardware in use in Romania's electrical grid.

These initiatives were not advanced during 2024 while the initial ARTRA program was underway.  These opportunities remain available; it is expected that we will develop initial plans for such undertakings during 2025.

Our relationship with the Toronto based engineering/product development group, as previously announced, remains intact and positive.  We held several technical meetings with this group in 2024; this group has taken delivery in Toronto of the first ARTRA unit that has been built by our engineering subcontractor, Entanglement Technologies.

3. FINANCING

In Q2 2025 the Company secured $nil of financing from private placements (Q2 2024: $63,205) and issued nil common share units (2024: $70,000 and issued 1,316,007 common shares.

The Company received proceeds of $165,000 (Q2 2024: $Nil) from the issuance of convertible debentures (referred to interchangeably as "debentures" or "convertible loans" or "loans" throughout this document).

The Company issued 3,073,940 common shares relating to the conversion by debenture holders of their debentures totaling $103,275 during Q2 2025 (Q2 2024: issued 2,647,907 common shares relating to conversion of debentures totaling $82,557).

The Company's convertible debt structure is complex with 3 broad categories of such debt: (i) $CDN denominated debt with fixed conversion prices; (ii) $US denominated debt with fixed conversion prices, and (iii) $US denominated debt with variable conversion prices.  The term of the debt in each instance is typically between 4 months and 12 months.  To  date , the Company has repaid certain convertible loans at maturity when due as requested by the debenture holder or converted the debenture into common shares at the request of the debenture holder or extended the term of the debenture through negotiations with the debenture holder - in this latter case, certain terms of the loan - interest rate and/or conversion price - have, in some instances, been adjusted as part of the extension.

Under IFRS reporting, such loans require quarterly remeasurements.  The application of the remeasurement methodology is very specific. This is more fully discussed in Appendix 1; in summary, there are several non-cash related income and expense charges that arise from such remeasurements.  We recorded the following non-cash charges in the period ending April 30, 2025 and 2024, none of which impact the Company's cash flows:

For the 6 months ended April 30	2025	2024	Change
Accretion expense	$141,180	$108,830	$32,350
Loss (gain) on revaluation of warrant liabilities	280,010	-	$280,010
Loss on conversion of convertible debentures	9,821	16,220	(6,399)
Loss (gain) on revaluation of derivative liabilities	(526,449)	(336,761)	(189,688)
Loss (gain) on extinguishment/repayment of convertible debentures	101,192	(368,167)	469,359
Net expense (income)	$5,754	$(579,878)	$585,632

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE FISCAL THREE MONTHS ENDED APRIL 30, 2025 PREPARED AS OF JUNE 24, 2025

4.  DISCUSSION OF OPERATING RESULTS:

(a)  Financial Position as at April 30, 2025:

	($US 000)
	April 30, 2025	October 31, 2024	April 30, 2024

Assets:
Cash	332	126	18
Prepaid expenses and other receivables	165	142	91
	497	268	109
Property and equipment	7	15	24
Total Assets	504	283	133

Liabilities:
Accounts payable and other liabilities	462	437	380
Current lease liability	63	12	18
Convertible debentures	3,978	3,853	3,837
Warrant liability	968	1,088
Derivative liability	1,226	1,571	300
	6,697	6,961	4,535
Long-term lease liability	-	-	3
Long-term loan	45	45	27
Total Liabilities	6,742	7,006	4,565

Shareholders' Deficit:
Share capital	92,933	91,678	90,845
Contributed surplus	26,348	27,288	24,944
Equity component of convertible debentures	1,636	697	3,076
Accumulated deficit	(127,156)	(126,386)	(123,297)
Total Shareholders' Deficit	(6,239)	(6,723)	(4,432)
	503	283	133

Commentary:

1.	The Company's working capital deficiency is $6,199,845 on April 30, 2025 (2024: deficiency of $4,426,287).

2.	The Company continued to secure additional financing in 2025 through convertible debentures and also through the exercise of warrants. Given the terms of the debentures, the Company has measured, as appropriate, the prescribed accounting treatment for these convertible debentures and the related derivatives. These loans are typically of a short-term nature and have, in many cases, renewed on multiple occasions; the related financial reporting has become progressively more complex.

The balance reported as convertible loans at April 30, 2025, is $3,978,109 (2024: $3,799,568) and the related derivative liability balance is $1,226,089 (2024: $299,677).

The Company reports accretion expense on these debentures of $67,300 (2024: $77,193), a loss on the conversion of the convertible debentures to share capital of $9,821 (2024: 5,875), a gain on the revaluation of the underlying derivative liabilities of $230,831 (2024: 921,661) and a loss on extinguishment/repayment of convertible debentures of $282,775 (2024: gain of $702,629). Management generally employs a Black Scholes valuation model although, for certain of the loan transactions contracted for, it uses a binomial measurement model.

3.	The Company also reports a non-convertible debenture in the amount of $37,670 at April 30, 2025 (2024: $37,852; interest is payable at a rate of 2% per month. The original loan was secured in 2021 and has since been renewed for successive six-month terms.

During the quarter ended April 30, 2025, the Company secured funding from various sources, the significant components include:

	2025	2024
Exercise of warrants	$339,699	$-
Private placements of shares for cash consideration	$-	$63,185
Bridge loan financing	$165,000	$108,305
	$504,699	$171,490

Operating Results:

The following table summarizes the Company's operating results for the three months ended April 30, 2025, and 2024:

	Quarter ended April 30,
	2025	2024
	($000)	($000)
Administration	63	32
Professional fees and salaries	217	85
Stock-based compensation	-	-
Travel and entertainment	14	5
Depreciation of property and equipment	4	4
Foreign exchange loss (gain)	162	(183)
Accretion expense	67	77
Interest expense convertible debt	160	150
Other financing costs	7	5
Loss (gain) on revaluation of warrant liabilities	458	-
Gain (loss) on revaluation of derivatives liabilities	(231)	(922)
Loss on conversion of convertible debentures, net	3	4
Loss (gain) on extinguishment/repayment of convertible debentures	283	(703)
Net expenses (income)	(1,207)	(1,446)
Net comprehensive loss (income)	(1,207)	(1,446)
Loss (income) per share	-	-

Q2 Fiscal 2025 Compared to Q2 2024

a) Administration costs were $62,773 in 2025 (2024: $31,791).  These costs include rent and occupancy cost, investor relations, listings and filing fees and other general and administrative expenses.

b) Professional and other fees and salaries costs were $216,681 in 2025 (2024: $85,387). The components of these total costs include legal and audit related expenses, consulting fees, and staff salaries and benefits.

The CFO received $10,557 of management fees in 2025 (2024: $10,192). The CEO of the Company received $19,227 of compensation in 2025 (2024: $6,983).

c) Travel and entertainment expenses were $14,576 in 2025 (2024: $4,865).

d) Stock-based compensation was $nil in 2025 (2024: $nil) calculated using the Black Scholes option-pricing model).

e) Interest expense was $160,661 in 2025 (2024: $150,438). This represents the actual interest expense obligations incurred by the Company based on the stated interest rates on the convertible debenture notes.

f) Amortization expense was $3,840 in 2025 (2024: $4,110), relating to Capital Assets.

g) Financing costs were $7,008 in 2025 (2024: $4,524).  These expenses relate to costs associated with the convertible debenture financings which the Company completed.

h) The loss on foreign exchange reported in 2025 was $162,256 (2024: gain of $183,528).  This includes the exchange relating to the translation of $CDN denominated transactions during the year and to Canadian denominated assets and liabilities at fiscal quarter and year ends.  It also includes the foreign exchange relating to the initiation, renewal, conversion, and repayment of convertible debentures transactions during the reporting periods.  The Canadian dollar, relative to the US dollar was $0.7240 at April 30, 2025, $0.7209 at October 31, 2023, $0.7550 at April 30, 2024.

i) The other income/expenses reported relate to the convertible debentures. These are all non-cash amounts and compare as follows:

For the 3 months ended April 30	2025	2024	Change
Accretion expense	$67,300	$77,193	$(9,893)
Loss (gain) on revaluation of warrant liabilities	457,678	-	$457,678
Loss on conversion of convertible debentures	9,821	5,875	3,946
Loss (gain) on revaluation of derivative liabilities	(230,831)	(921,661)	690,830
Loss (gain) on extinguishment/repayment of convertible debentures	275,629	(702,629)	978,258
Net expense (income)	$579,597	$(1,541,222)	$2,120,819

C. Unaudited Quarterly Financial Information - Summary

Three months ended (unaudited)	Revenues $	Expenses $	Income (loss) in period $	Loss per share $
April 30, 2025	-	1,207,392	(1,207,392)	-
January 31, 2025	-	(437,452)	437,452	-
October 31, 2024	-	2,517,964	(2,517,964)	-
July 31, 2024	-	570,496	(570,496)	-
April 30, 2024	-	(1,446,174)	1,446,174	0.01
January 31, 2024	-	1,420,512	(1,420,512)	-
October 31, 2023	-	(1,271,082)	1,271,082	-
July 31, 2023	-	(149,612)	149,612	-

Three months ended (unaudited)	Working capital (deficiency)	Capital assets at NBV	Other Assets	Total Assets	Shareholders' equity (deficit)
April 30, 2025	(6,199,845)	6,747	-	504,141	(6,239,317)
January 31, 2025	(5,928,525)	11,000	-	319,159	(5,960,940)
October 31, 2024	(6,693,448)	15,272	-	282,713	(6,722,982)
July 31, 2024	(4,532,200)	19,720	-	186,845	(4,540,961)
April 30, 2024	(4,426,287)	24,359	-	133,392	(4,432,080)
January 31, 2024	(6,100,773)	28,393	-	144,827	(6,001,984)
October 31, 2023	(4,818,699)	32,767	-	168,350	(4,841,204)
July 31, 2023	(6,148,332)	36,331	-	240,608	(6,174,904)

MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED APRIL 30, 2025 PREPARED AS OF JUNE 24, 2025

5.  RISKS AND UNCERTAINTIES

There are a number of risks which may individually or in the aggregate affect the long-term commercial success of the Company, both known and unknown. An investment in the Company should be considered speculative due to the nature of the Company's activities and its current stage of development.  The significant risks include:

Stage of Development of Technology:

The Company has made strides in advancing its technology and in developing a product portfolio and in engaging customers in joint development projects. There remains the risk that the Company must successfully complete development work on these products to have available commercially viable products which can be licensed or sold.

Customers' Willingness to Purchase:

We have previously entered into joint development agreements whereby our prototype products are subjected to rigorous testing by our partners. We expect to be successful in commercializing our product portfolio. If we are successful in doing so, our partners will then have to decide the extent to which they will adopt our technology for future use for their applications. The future revenue streams for the Company are dependent upon the rate of adoption by our customers and their willingness to do so.

Financing:

The Company has successfully raised funding on a quarterly basis to continue to support its development initiatives and fund the Company's corporate structure and overheads. The Company must continue to source financing in order to continue to support its business initiatives.

Competitors:

The Company is subject to competition from other entities that may have greater financial resources and more in-house technical expertise.

Management Structure:

The Company is highly dependent on the services of a small number of senior management team members. If one of these individuals were unavailable, the Company would encounter a difficult transition process.

Foreign Currency Exposure:

The Company expects to sell its products and license technologies in the United States, in Canada and abroad. It has raised financing in both $CDN and $USD. The Company has not hedged its foreign currency exposure.  Foreign currency fluctuations present an ongoing risk to the business.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED APRIL 30, 2025 PREPARED AS OF JUNE 24, 2025

6.  GOING CONCERN

The consolidated financial statements have been prepared on the "going concern" basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to conditions and events that cast significant doubt about the Company's ability to continue as a going concern for a reasonable period of time in future.  During the three months ended April 30, 2025, the Company reported net income (loss) and comprehensive income (loss) of $(1,207,392) (2024: $1,446,174) and negative cash flow from operations of $196,340 (2024: $406,773).  The Company's working capital deficiency as at April 30, 2025 is $6,199,845 (2024: $4,426,287).

The Company's future success depends on the profitable commercialization of its proprietary sensor technology. There is no assurance that the Company will be successful in the profitable commercialization of its technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company's planned operations through fiscal 2025 and beyond; however, the ability of the Company to continue as a going concern is dependent on its ability to secure additional financing and/or to profitably commercialize its technology. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

If the "going concern" assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used; in such cases, these adjustments would be material.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED APRIL 30, 2025 PREPARED AS OF JUNE 24, 2025

7.  OTHER MATTERS

(a)  Critical Accounting Policies

The accounting policies the Company believes are critical to the financial reporting process include foreign currency translation, financial instruments, convertible debentures and derivative liabilities, fair value, property and equipment, impairment of long-lived assets, patents, deferred development costs, lease, stock-based compensation, and income taxes.  These critical accounting policies are set forth in Note 3 to our consolidated financial statements as of April 30, 2025.

(b)  Legal  matters: lawsuit vs Steven Van Fleet

We have previously reported on the litigation matter relating to Mr. Van Fleet, the former President of MAST, which commenced in 2018.

In 2021, the court ultimately dismissed all of Mr. Van Fleet's claims, found that he was liable to Micromem and MAST on their counterclaims and ordered an inquest to determine damages. The inquest was held between June 3 - 7, 2021.

On June 16th, 2021, the court ordered that Micromem and MAST had established damages of $765,580, the full amount that had been requested. Additionally, the court awarded costs and statutory prejudgement interest from May 9, 2017. On June 29th, 2021, the court entered  a judgement ("Judgement") in favor of Micromem and MAST and against Mr. Van Fleet in the  amount  of $1,051,740.

With respect to the Company's efforts to collect on that Judgement, a settlement ("Settlement") was reached during October 2021.  Pursuant to the Settlement, the Company received an initial one-time payment and is entitled to additional monthly payments over a period of up to six years. To date, Mr. Van Fleet has complied with the terms of the Settlement.  The Company will record those payments as and when they are received. The total amount to be received by the Company if Mr. Van Fleet makes all the required payments under the terms of the Settlement will be less than the amount of the Judgement obtained by the Company, but if Mr. Van Fleet does not comply with the terms of the Settlement, it also provides the Company a means of enforcing a larger judgement against Mr. Van Fleet that is substantially in line with the Judgement.

(c) Legal Matter

On November 1, 2023, a former employee (the "Plaintiff") filed a statement of claim against the Company relating to employment termination without reasonable notice. The Company filed a statement of defence and counterclaim on November 29, 2023, denying all liability to the former employee, and an amended statement of defence and counterclaim on February 10, 2025.

Discoveries with legal counsel were completed in August 2024.  Mediation proceedings were completed in October 2024 and did not result in a resolution.  On February 27, 2025 a trial record was served by the Plaintiff.  A trial date has been set for December 7, 2026.

No provision has been recorded in these consolidated financial statements as the Company continues to consider the claims of the former employee to be without merit.

(d)  Contingencies and Commitments

The Company may be subject to litigation, claims and governmental and regulatory proceedings arising in the ordinary course of business.  In such cases, the Company accrues a loss contingency for these matters when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. There are no such accruals reflected in the Company's accounts at April 30, 2025.

The Company signed a lease from August 1, 2022 to July 31, 2025.  The lease stipulates base monthly and additional rental expense of $3,943 CDN. Lease commitments are as follows - commitments less than one year of $3,203; 1 year to 5 years: $nil.

(e)  Off-Balance Sheet Arrangements

At April 30, 2025, the Company has no off-balance sheet financial commitments and does not anticipate entering into any contracts of such nature other than the addition of new operating leases for equipment and premises as may be required in the normal course of business.

(f)  Share Capital

At April 30, 2025, the Company reports 597,243,765 common shares outstanding (2024: 520,513,178). Additionally, the Company has 8,750,000 stock options outstanding with a weighted average exercise price of $0.06 per share (2024: 9,750,000 options outstanding with a weighted average exercise price of $0.06 per share and 18,712,014 warrants outstanding with a weighted average exercise price of $0.04 per warrant.

(g)  Management and Board of Directors

At our most recent Annual Meeting of Shareholders held on April 22, 2024, Joseph Fuda, Oliver Nepomuceno, and Alex Dey were re-elected to serve on our Board of Directors. Joseph Fuda and Dan Amadori continue to serve as officers of the Company.

Our management team and directors, along with their Q2 quarterly remuneration, is presented as below:

	Q2 2025 remuneration
Individual	Position	Cash	Options	Total
Joseph Fuda	President, Director	10,557	-	10,557
Oliver Nepomuceno	Director	-	-	-
Alex Dey	Director	-	-	-
Dan Amadori	CFO	19,227	-	19,227
Total		29,784	-	29,784

(h)  Transactions with Related Parties

The Company reports the following related party transactions:

Key management compensation:

Key management personnel are persons responsible for planning, directing, and controlling activities of the Company, including officers and directors. Compensation paid or payable to these individuals (or companies controlled by such individuals) is summarized as:.

	2025	2024
Professional, other fees and salaries	$29,784	$16,792
Stock based compensation	-	-
	$29,784	$16,792

Trade payables and other liabilities:

As at April 30, 2025, there were no balances reported as payables and other liabilities due to related parties (April 30, 2024: $nil).

(i)  Liquidity and Capital Resources

Liquidity:

We currently report negative cash flow from operations. This result will only change once we are generating sufficient revenue from either license fees, royalties or the sale of products utilizing our technology. In 2024 and through to the date of this report, the Company has continued to raise additional financing.

We currently have no lines of credit in place. We must continue to obtain financing from investors or from clients in support of our development projects.

We have granted to our directors, officers, and employee's options to purchase shares at prices that are at or above market price on the date of grant. At April 30, 2025, there are 8,750,000 stock options outstanding at an average exercise price of $0.06 per share.

Capital Resources:   We have no commitments for capital expenditures as of April 30, 2025.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED APRIL 30, 2025 PREPARED AS OF JUNE 24, 2025

8. SUBSEQUENT EVENTS

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Subsequent to April 30, 2025:

a) The Company secured a private placement with investors consisting of common shares with warrants. It realized net proceeds of $535,775 CAD and will issue a total of 8,929,583 common shares.

b) The Company secured $140,000 USD in convertible debentures with a 12-month term and conversion features which become effective six months after initiation date.

c) The Company issued 666,666 common shares upon an exercise of warrants realizing net proceeds of $33,333 CAD.

d) The Company extended convertible debentures that were within 3 months of maturity date from April 30, 2025 for an additional six (6) months.

e) The Company made a partial repayment of $5,000 USD towards the balance of a convertible debenture and made a payment of $79,114 USD to repay a debenture in full.

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